UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response 2.50 SEC FILE NUMBER CUSIP NUMBER

(Check One):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR

For Period Ended:  DECEMBER 31, 2005
 Transition Report on Form 10-K
 Transition Report on Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I — REGISTRANT INFORMATION

ORMAT TECHNOLOGIES, INC.

Full name of registrant:

Former name if applicable:

980 GREG STREET

Address of Principal Executive Office (Street and Number)

SPARKS, NEVADA 89431

City, State and Zip Code:

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

In the past year, the Company has not presented, and was not required to present, separate financial statements for Ormat Leyte Co. Ltd. ("OLCL"), its Philippine subsidiary, in its annual reports filed with the Securities and Exchange Commission on Form 10-K. The Company, in preparing its annual report for the fiscal year ended December 31, 2005 (the "2005 Form 10-K"), has determined that because of an increase in OLCL's income from continuing operations before income taxes in 2005, and an increase in the Company's expenses in 2005 due to a one-time debt refinancing charge at OrCal Geothermal Inc., a wholly owned and consolidated subsidiary of the Company, the Company's equity income from continuing operations before income taxes of OLCL exceeds 20% of the Company's income from continuing operations before income taxes as a whole. Accordingly, pursuant to the financial disclosure rules set forth in Regulation S-X, the Company is required to file separate financial statements for OLCL in its 2005 Form 10-K.

The Company's 2005 year-end results as previously reported in its March 7, 2006 press release are not expected to change as a result of the above because the results of OLCL, which are accounted for using the equity method, were already reflected in the Company's consolidated financial statements.

OLCL's independent registered public accounting firm, SyCip Gorres Velayo & Co. (a member practice of Ernst & Young Global), is currently auditing the separate financial statements for OLCL, and has notified the Company that it has not been provided with sufficient time by the Company to complete this process and it will not be finalized until after March 16, 2006, the deadline for filing the Company's 2005 Form 10-K with the Securities and Exchange Commission.

The reasons described herein for the Company's inability to timely file its Form 10-K cannot be eliminated without unreasonable effort or expense. The 2005 Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date of March 16, 2006. A statement of OLCL's registered public accounting firm required by Rule 12b-25 (c) is attached to this Form 25b-25 as "Exhibit 99.1".

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

YEHUDIT BRONICKI, CEO	775	356-9029
(Name)	(Area code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes     No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following is an explanation of the anticipated significant changes in the Company’s results of operations reported in the Company’s Form 10-K/A for the fourth quarter and fiscal year 2004, which will be reflected by the statements of operations to be included in the Company’s Annual report on Form 10-K for the fiscal year ending December 31, 2005.

For the fourth quarter, the Company’s total revenues were $58.8 million as compared to $56.2 million for the same period in 2004, an increase of 4.5%.

Electricity segment revenues for the fourth quarter were $43.1 million, an increase of 8.4% as compared to $39.8 million during the same period in 2004. The increase in revenues was primarily attributed to higher energy rates for power supplied under the power purchase agreement for the Puna project.

Net loss for the quarter ended December 31, 2005 was $(5.1) million or $(0.16) per share of common stock as compared with net income of $4.7 million or $0.17 per share of common stock during the same period in 2004. The Company’s net loss in the fourth quarter was attributable to the Company’s decision to refinance the debt of the Heber project provided under a Credit Agreement with Beal Bank, in order to reduce the Company’s future interest expense, which will have a positive effect on future earnings and cash flows. As a result, the Company incurred a one-time, non-recurring charge of $16.6 million ($10.3 million after-tax). There were 31.6 million weighted average shares outstanding during the fourth quarter of 2005 and 28.0 million during the same period in 2004.

For the quarter ended December 31, 2005, the Company's gross margin was 36.4% compared to 35.3% during the same period in 2004. Operating income for the quarter ended December 31, 2005 was $13.8 million as compared with $14.3 million for the same period in 2004. The reduction in operating income is primarily attributed to an increase in operating expenses necessary to meet compliance with Sarbanes-Oxley, net lease expense related to the Puna refinancing, and an increase in research and development costs. Operating income for the quarter ended December 31, 2004, includes a non-recurring gain of $0.9 million related to the sale of certain geothermal asset.

For the year ended December 31, 2005, total revenues were $238.0 million, an 8.6% increase over total revenues of $219.2 million for the year ended December 31, 2004. Net income for the year ended December 31, 2005 was $15.2 million or $0.48 per share of common stock as compared with $17.8 million or $0.72 per share of common stock for the year ended December 31, 2004. The reduction in net income in the year ended December 31, 2005 was attributable to the Company’s decision to refinance the debt of the Heber project provided under a Credit Agreement with Beal Bank, in order to reduce the Company’s future interest expense, which will have a positive effect on future earnings and cash flows. As a result, the Company incurred a one-time, non-recurring charge of $16.6 million ($10.3 million after-tax). There were 31.6 million weighted average shares outstanding during 2005 and 24.8 million during 2004.

For the year ended December 31, 2005, the Company's gross margin was 37.5% compared to 37.9% for the year ended December 31, 2004. Operating income for the year ended December 31, 2005, was $63.9 million as compared with $62.4 million for the same period in 2004, an increase of 2.3%.

ORMAT TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND TWELVE MONTH PERIODS ENDED DECEMBER 31, 2005 AND 2004
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          THREE MONTHS ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                                          -------------------------------   -----------------------
                                                                  2005       2004               2005       2004
                                                                --------   --------           --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Revenues:
   Electricity:
      Energy and capacity                                       $ 24,966   $ 17,900           $104,975   $100,281
      Lease portion of energy and capacity                        17,600     21,913             70,963     58,550
      Lease income                                                   572         --              1,431         --
                                                                --------   --------           --------   --------
         Total electricity                                        43,138     39,813            177,369    158,831
   Products                                                       15,643     16,428             60,623     60,399
                                                                --------   --------           --------   --------
         Total revenues                                           58,781     56,241            237,992    219,230
                                                                --------   --------           --------   --------

Cost of revenues:
   Electricity:
      Energy and capacity                                       $ 16,996   $ 16,889             70,328     63,300
      Lease portion of energy and capacity                         8,132      7,178             30,215     26,442
      Lease expense                                                1,229         --              3,072         --
                                                                --------   --------           --------   --------
         Total electricity                                        26,357     24,067            103,615     89,742
   Products                                                       11,053     12,306             45,236     46,336
                                                                --------   --------           --------   --------
         Total cost of revenues                                   37,410     36,373            148,851    136,078
                                                                --------   --------           --------   --------
         Gross margin                                             21,371     19,868             89,141     83,152

Operating expenses (income):
   Research and development expenses                               1,165        622              3,036      2,175
   Selling and marketing expenses                                  2,083      2,174              7,876      7,769
   General and administrative expenses                             4,330      3,614             14,320     11,609
   Gain on sale of geothermal resource rights                         --       (845)                --       (845)
                                                                --------   --------           --------   --------
         Operating income                                         13,793     14,303             63,909     62,444
Other income (expense):
   Interest income                                                 1,053        821              4,308      1,316
   Interest expense                                              (26,506)   (11,573)           (55,317)   (42,785)
   Foreign currency translation and
      transaction losses                                            (374)       443               (439)      (146)
   Other non-operating income                                        347       (109)               512        112
                                                                --------   --------           --------   --------
         Income (loss) before income taxes, minority
            interest, and equity in income of investees          (11,687)     3,885             12,973     20,941
Income tax benefit (provision)                                     4,921       (455)            (4,690)    (6,609)
Minority interest in earnings of subsidiaries                         --         --                 --       (108)
Equity in income of investees                                      1,623      1,319              6,894      3,567
                                                                --------   --------           --------   --------
         Net income (loss)                                        (5,143)     4,749             15,177     17,791
                                                                ========   ========           ========   ========
         Basic and diluted earnings (loss) per share:           $  (0.16)  $   0.17           $   0.48   $   0.72
                                                                ========   ========           ========   ========
         Weighted average number of shares outstanding            31,563     27,969             31,563     24,806
                                                                ========   ========           ========   ========

        ORMAT TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: MARCH 16, 2006	By: /s/ YEHUDIT BRONICKI Name: YEHUDIT BRONICKI Title: CHIEF EXECUTIVE OFFICER AND PRESIDENT